EXHIBIT 1



    Revised Terms Associated with the Proposed Securities Purchase Agreement
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The following  briefly  summarizes the intent of  transactions  associated  with
Series A and B Securities Purchased by International Isotopes Inc. ("Company") and Keane Securities Co. Inc. acting as agent for other investors ("Keane").

1. Keane will be acting as an agent for a group, to be defined by Keane, to purchase directly from Brown Simpson its holdings of the Company's Series A preferred stock and 2,087,837 shares of common stock.

2. Because of time constraints in completing said purchase, the Company has agreed to complete the wire transfer of $350,000 directly to Brown Simpson on 12/28/01. Keane will be responsible to cause its investors to wire transfer into the Company's account this amount on or before January 4, 2002. The following provides the wiring instructions for that transfer:

                        International Isotopes Idaho Inc.
                                Texas State Bank
                                  3900 N. 10th
                                McAllen, TX 78501

                                Account #51081105
                                 ABA #114909013

3. The Company will agree to acquire up to $100,000 worth of the Series B preferred shares and will return these shares to treasury. The Company will make every effort to complete these purchases as quickly in January 2002 as possible.

4. Both parties will negotiate a modification of the Series A Preferred agreement that will include, but not limited to, recalculation of the quarterly dividend payment rate and the mandatory conversion date (expected to be revised to May 31, 2003).

5. The Company and Keane will use their best efforts to cause a modification of the Series B Preferred agreement to provide for a recalculation of the quarterly dividend payment rate similar to that contemplated in paragraph 4 above.

If this completely and accurately describes our understanding please sign below and return a faxed copy.


For International Isotopes Inc.                 For Keane Securities Co. Inc.


/s/ Steve Laflin                                /s/ Walter D.  O'Hearn, Jr.
---------------------------                     ------------------------------
    Steve Laflin                                    Walter D. O'Hearn, Jr.
    President                                       Senior Vice-President

Date:  December 28, 2001                        Date:  December 28, 2001